Philip Gay

Board Seat, Chairman of Audit and Ethics Committees at Motorcar Parts of America

Greater Los Angeles Area

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Triple enterprises

The London School of Economics and Political...

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500+ connections

MULTI UNIT RETAIL/MANUFACTURING CONSUMER PRODUCTS EXECUTIVE High Profit Growth/Strategic Planning/General Management/Business Development and Strategy Innovative industry leader combining entrepreneurial vision and strong business acumen to identify and capitali...

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Experience

CEO

Triple enterprises

Sep 2010 – Present · 8 yrs 2 mos



Board Seat, Chairman of Audit and Ethics Committees

Motorcar Parts of America

Nov 2005 – Present · 13 yrs

One of 5 outside board members, overseeing high growth, NASDAQ traded, remanufacturer of alternators and starters. Recent achhievements include moving over 80% of manufacturing offshore, reporting record revenue and profits and completing several addon acquisitions.

President, Chief Executive Officer

Grill Concepts Inc

Jun 2006 – Jun 2010 · 4 yrs 1 mo

Brought in by original founder and CEO for planned transition to transform company into a high growth national, publicly traded restaurant company. Currently operating 32 restaurants in the upscale casual and fine dining segment under brand names of Daily Grill and Grill On The Alley. Created new concept "In Short Order" operating in quick serve categor... See more

Vice President Finance, Chief Financial Officer

Grill Concepts

Jun 2004 – Jun 2006 · 2 yrs 1 mo

Responsible for all SEC reporting, analytics and deal structuring, laying successful foundation for my successor
• Simplified capital structure of company through $3 million buy out of Joint Venture and exchange of equity for interest in other Joint Venture.... See more

Managing Director


Enterpri
ses

Triple Enterprises

Jan 2001 – Jun 2004 · 3 yrs 6 mos

A business advisory firm, assisting mid-cap sized companies with financing, M and A, franchising and strategic planning. Managing Director
• Buy side and sell side advisory services, includes assisting private equity in search for acquisitions and listing, marketing and selling companies retail and manufacturing ... See more

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Education


The London School of Economics and Political Science (LSE)

The London School of Economics and Political Science (LSE)

BSC, Economics

1976 – 1979

Activities and Societies: Minored in Accounting and Finance



